Exhibit 99.1

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

December 16, 2015

________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 13, 2016

________________________

Dear Macrocure Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders, or the Meeting, of Macrocure Ltd., or the Company, to be held at 3:00 p.m., Israel time (8:00 a.m. EST) on Wednesday, January 13, 2016 at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

The Meeting is being called for the following purposes:

(i) To re-elect to the Company’s Board of Directors, or the Board, each of Tomer Kariv, David Ben-Ami, Ze’ev Bronfeld and Ranan Grobman (who together constitute all directors of the Company who are not External Directors (as defined in the Israeli Companies Law, 5759-1999)), to serve for a one year term, until the close of the next annual general meeting of shareholders and until their successors are duly elected and qualified; and

(ii) To re-appoint Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, as the Company’s independent auditors for the fiscal year ending December 31, 2015 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board of Directors.

Shareholders of record at the close of business on Monday, December 14, 2015 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office by 11:59 PM EST on Tuesday, January 12, 2016 in order to be included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the attached proxy statement and on the enclosed proxy card. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com). An electronic copy of the enclosed proxy materials will also be available for viewing at http://investor.macrocure.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Wednesday, December 16, 2015 at the registered office of the Company, 25 Hasivim Street, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Sincerely, Tomer Kariv Chairman of the Board of Directors

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

Telephone: +972-3-923-5556

__________________________

PROXY STATEMENT

______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Macrocure Ltd., to which we refer as Macrocure or the Company, to be voted at the Annual General Meeting of Shareholders, referred to herein as the Annual General Meeting or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 3:00 p.m., Israel time (8:00 a.m. EST) on Wednesday, January 13, 2016, at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being mailed to or otherwise made available to holders of Macrocure ordinary shares, on or about Friday, December 18, 2015.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, December 14, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1) To re-elect to the Board each of Tomer Kariv, David Ben-Ami, Ze’ev Bronfeld and Ranan Grobman (who together constitute all directors of the Company who are not External Directors (as defined in the Israeli Companies Law, 5759-1999, or the Companies Law)), to serve for a one year term, until the close of the next annual general meeting of shareholders; and

(2) To re-appoint Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, as the Company’s independent auditors for the fiscal year ending March 31, 2016 and for the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and/or the Board.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the proposals.

Quorum

As of the close of business on December 14, 2015, the record date for the Meeting, we had 17,057,757 ordinary shares issued and outstanding. Each ordinary share outstanding as of that time is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

How You Can Vote

       You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from: http://investor.macrocure.com and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to shai@macrocure.com or via fax to +972-3-923-5558. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 25 Hasivim Street, Petach Tikva 4959383, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. EST, Tuesday, January 12, 2016. Our Chairman may waive that requirement, however, in accordance with our articles of association

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to the proposals, your shares will be voted in favor of the proposals, in accordance with the recommendation of the Board. However, in the case of a voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to the proposals (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the proposals. Such shares have no impact on the outcome of the voting on the proposals. In all cases, you must remember to indicate in writing whether you have a personal interest in the approval of the proposals. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to vote at the Meeting if you were a shareholder of record at the close of business on Monday, December 14, 2015. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on December 14, 2015, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to submit your voting proxy directly to our V.P. Finance (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company by 11:59 p.m. EST on Tuesday, January 12, 2016, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or -m will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.macrocure.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 14, 2015 (the record date for the Meeting) by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of December 14, 2015 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 17,057,757 ordinary shares outstanding as of December 14, 2015.

Unless otherwise noted below, each shareholder’s address is c/o Macrocure Ltd., 25 Hasivim Street, Petach Tikva 4959383, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number		Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax (Israel) and affiliated venture funds(1)	1,874,884	(2)	11.0%
Viola Private Equity I, L.P.(3)	1,835,756	(4)	10.3%
Viatcheslav Mirilashvili(5)	3,333,032	(6)	19.3%
Directors and Executive Officers
Nissim Mashiach	859,602	(7)	4.8%
Shai Lankry	48,622	(8)	0.3%
David Ben Ami	1,840,000	(9)	10.8%
Ze’ev Bronfeld	2,702,496		15.8%
Ranan Grobman	387,053	(10)	2.3%
Tomer Kariv	1,874,884	(11)	11.0%
Yuval Yanai	13,750	(12)	0.1%
Katherine Wolf	13,750	(13)	0.1%
All Directors and Executive Officers as a Group (8 persons)	7,740,157	(14)	40.8%

(1)
The address of Pontifax (Israel) and its affiliated venture funds, to which we refer collectively as Pontifax, is 14 Shenkar St., Herzliya Pituach, PO Box 4093, Herzliya, 46140, Israel. Each of Mr. Tomer Kariv, who is the chief executive officer of Pontifax, and Mr. Ron Nussbaum, shares voting and dispositive power with respect to the shares held by Pontifax.

(2)	Includes 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of December 14, 2015.

(3)
The address of Viola Private Equity I, L.P., or Viola, is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola.

(4)
Includes an aggregate of (i) 669,898 ordinary shares issuable upon the exercise of warrants at the weighted average exercise price of NIS 0.01, all of which are currently exercisable, and (ii) 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of December 14, 2015.

(5)	The address of Viatcheslav Mirilashvili is Hamanofim St., Herzliya Pituach, Herzliya, 46725, Israel.

(6)
Consists of (i) 2,693,770 ordinary shares held by Viatcheslav Mirilashvili, and (ii) (a) 391,184 ordinary shares and (b) 248,078 ordinary shares issuable upon the exercise of warrants that are currently exercisable at the weighted average exercise price per share of NIS 0.01, held by Vaizra Ventures Ltd., or Vaizra Ventures, an entity in which Mr. Mirilashvili indirectly holds 100% of the equity. As described in footnote (8) below, an entity for which Ranan Grobman, a director of our company, serves as a director and in which he holds a 40% equity interest, holds a currently exercisable option to purchase 10% of the ordinary shares of our company beneficially owned by Mr. Mirilashvili (including shares held or beneficially owned by Vaizra Ventures), in the aggregate.

(7)	Consists entirely of options to purchase ordinary shares, all of which are currently exercisable.

(8)	Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of December 14, 2015.
(9)	Includes 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of December 14, 2015.
(10)
Includes 333,303 ordinary shares that constitute 10% of the 3,333,032 ordinary shares beneficially owned by Mr. Mirilashvili (including via Vaizra Ventures), in the aggregate, which are subject to a currently exercisable option to purchase that is held by an entity in which Mr. Grobman holds a 40% equity interest and for which he serves as a director. Mr. Grobman disclaims beneficial ownership of those 333,303 ordinary shares except to the extent of his pecuniary interest therein.  Also includes 13,750 ordinary shares issuable upon the exercise of options that are held by Mr. Grobman and that are currently exercisable or exercisable within 60 days of December 14, 2015.

(11)
Consists of 1,874,884 ordinary shares (including 13,750 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of December 14, 2015) beneficially owned by Pontifax, for which Mr. Kariv serves as chief executive officer. Mr. Kariv and Ran Nussbaum share voting and dispositive power with respect to the shares held by Pontifax.

(12)	Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of December 14, 2015.
(13)	Consists entirely of options to purchase ordinary shares, all of which are either currently exercisable or exercisable within 60 days of December 14, 2015.
(14)	Please see footnotes 7 through 13 above for information concerning the beneficial ownership of our directors and executive officers.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting and until their successors are duly elected and qualified, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominees) will be voted for the re-election, as directors of the Company, of the four nominees named below who shall hold office from the close of the Annual General Meeting and serve in office until the close of the next annual general meeting of shareholders and until their successors are duly elected and qualified, under the same terms of remuneration as during their current term, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association.

The list of nominees, all of whom are currently directors, is as follows:

1.	Tomer Kariv
2.	David Ben-Ami
3.	Ze’ev Bronfeld
4.	Ranan Grobman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee  at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board.  Copies of the declarations of the directors are available for inspection at the Company’s offices at 25 Hasivim Street, Petach Tikva 4959383 Israel.

The biographical information for the director nominees is as follows:

Biographical Information for Director Nominees

Tomer Kariv joined our Board of Directors in March 2008 and has served as our Chairman of the Board since November 2015. He is the co-founder and Chief Executive Officer of Pontifax, a group of Israeli-based life sciences venture funds focusing on investments in development stage bio-pharmaceutical and med-tech technologies and a shareholder of our company. Mr. Kariv serves as an active board member of many of the fund’s portfolio companies. Among other companies, Mr. Kariv serves as the Chairman of Check-Cap Ltd. and is a board member of Arno Therapeutics Inc. During the 10 years prior to establishing Pontifax, Mr. Kariv played a key role in investing, managing and nurturing technology driven companies and startups and has held senior management positions at top Israeli financial institutions. Mr. Kariv practiced law with Sullivan & Cromwell in New York, and holds a BA in Economics from Harvard University and a JD from Harvard Law School.

David Ben-Ami, a co-founder of our company, has served on our Board of Directors since our founding in early 2008. He served as our Chairman of the Board until November 2015. Mr. Ben-Ami has more than 20 years of experience with activities in management, business development and corporate strategy in the life sciences industry. He served as Chief Executive Officer of NVR Labs from June 2005 to April 2010, Country Director of Boston Scientific Israel from June 2003 to May 2005, and Director of Business Development of Teva Israel from January 1999 to June 2003. Mr. Ben-Ami serves as a board member in BioCell Ltd. and Degania Silicone Ltd. and Entera Bio Ltd., among other medical device and pharmaceutical companies. He received his MBA and BA in Economics & Management from Tel-Aviv University.

Ze’ev Bronfeld has served on our Board since January 2008. Mr. Bronfeld has significant experience in the management and building of biotechnology companies. Mr. Bronfeld serves as the chairman of the board of D.N.A. Biomedical Solutions Ltd., a company that is publicly traded on the Tel Aviv Stock Exchange. Mr. Bronfeld serves as a director of Protalix, Inc., which is publicly traded on the American Stock Exchange, and a director of Trendlines Group Ltd., which is publicly traded on the SGX in Singapore. Mr. Bronfeld is also a director of a number of private companies. Mr. Bronfeld holds a BA in Economics from the Hebrew University of Jerusalem.

Ranan Grobman has served on our Board of Directors since May 2012. Mr. Grobman has been an active investor in Israeli high-tech companies for the last 14 years. Mr. Grobman has served as a general partner of Jerusalem Global Ventures, or JGV, since 2008 and has served in different capacities since 1998. Mr. Grobman, through JGV, serves as an advisor to Vaizra Ventures, a shareholder of our company since 2010. Mr. Grobman served as Vice President of Business Development at Certagon from 2006 to 2008 and Vice President Investment Banking at Yazam from 1999 to 2001.

In addition to the nominees, two of our directors—Ms. Katherine Wolf and Mr. Yuval Yanai— currently serve as external directors for a three year term pursuant to the Companies Law and are not subject to election at the Meeting. Their biographical information is set forth below:

Biographical Information for Continuing External Directors

Katherine Wolf joined our Board effective upon the listing of our ordinary shares on NASDAQ. Since April 2015, Ms. Wolf has served as a partner at Ondra Partners, a financial advisory firm providing capital structuring, M&A and strategic advisory services.  Prior thereto, Ms. Wolf was the Chief Executive Officer, Co-Founder and Partner of Rocket Science Healthcare LLC from January 2014 to March 2015 and from September 2012 to January 2014 she provided independent consulting services. From 2008 to August 2012, Ms. Wolf was the Chief Financial Officer and Executive Vice President, Corporate Development at Vision-Sciences, Inc., a NASDAQ-listed medical device company in the flexible endoscopy space. From 2005 to 2008, Ms. Wolf was a Managing Director at HSBC Securities (USA) Inc. in its investment banking division, where she was a member of the firm’s Health Care Group and ran the investment banking MedTech effort. Prior to HSBC, she worked at Bear, Stearns & Co. from 2000 to 2005 in the Health Care Group, rising to the level of Managing Director. Ms. Wolf holds an M.B.A. from Harvard Business School and a B.A. from Williams College.

Yuval Yanai joined our Board effective upon the listing of our ordinary shares on NASDAQ. Mr. Yanai served, from September 2005 through March 2014, as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, he served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai serves as a director in Check-Cap Ltd., Medical Compression Systems Ltd., Clal Biotechnology Industries Ltd., Compulab Ltd., Efranat Ltd. and Haddasah Medical Organization. Mr. Yanai is also the Chairman of The Israeli Fund for UNICEF. Previously, Mr. Yanai served as a director of Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from Tel-Aviv University.

Additional Information Regarding Our Board, Corporate Governance and Compensation of Our Officers and Directors

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2014, which we filed with the SEC on March 18, 2015, which we refer to as our 2014 Annual Report, contains information regarding compensation paid to certain of our directors and other office holders in 2014, and Item 6C of our 2014 Annual Report contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those Items of our 2014 Annual Report to obtain additional information regarding our Board. The compensation disclosure under the heading “Compensation of Office Holders” in that Item 6.B is incorporated by reference in this Proxy Statement.

Proposed Resolutions

The Board will present the following resolutions at the Annual General Meeting pursuant to Proposal 1:

“RESOLVED, that Tomer Kariv be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders and until his successor is duly elected and qualified.”

“RESOLVED, that David Ben-Ami be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders and until his successor is duly elected and qualified.”

“RESOLVED, that Ze’ev Bronfeld be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders and until his successor is duly elected and qualified.”

“RESOLVED, that Ranan Grobman be, and hereby is, elected to serve as director of the Company until the close of the next annual general meeting of shareholders and until his successor is duly elected and qualified.”

Required Majority

The reelection of each director nominee requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to the reelection of that nominee.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the reelection of each director nominee pursuant to Proposal 1.

PROPOSAL 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, which we refer to as KPMG Israel, has been nominated and approved by the Audit Committee of the Board and by the Board for appointment as the Company’s independent auditors for the fiscal year ending December 31, 2015 and for the additional period until the close of the annual general meeting of the shareholders of the Company that follows the Meeting.  The shareholders at the Meeting are requested to approve such auditors’ nomination and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board.

We paid the following fees for professional services rendered by KPMG Israel for the years ended December 31, 2014 and 2013, respectively.

	(In thousands, US dollars)
	2014	2013
Audit Fees (1)	$296	$75
Tax Fees (2)	$11	$8
Total	$307	$83

Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit, reviews of our quarterly financial results submitted to the SEC in Reports of Foreign Private Issuer on Form 6-K, the Registration Statement on Form F-1 for our initial public offering, consultation on various accounting issues, and audit services provided in connection with other statutory or regulatory filings.

Tax fees are fees for tax services rendered by our auditors for tax compliance and for tax consulting associated with international transfer pricing.

Proposed Resolution

The Board will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Somekh Chaikin, Certified Public Accountants (Isr.), a member firm of KPMG International, be, and hereby are, appointed as the Company’s independent auditors for the fiscal year ending December 31, 2015 and for the additional period until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.”

Required Majority

In order to approve the above resolution pursuant to Proposal 2, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the reappointment of our independent, external auditors pursuant to Proposal 2.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Board has approved, and is presenting to the shareholders for receipt and discussion at the Meeting, the Company’s consolidated statements of financial position as of December 31, 2014, the consolidated statements of loss and other comprehensive loss for the fiscal year then ended, and the auditor’s report thereon, all of which are included in our 2014 Annual Report, which we filed with the SEC on March 18, 2015 and can be accessed at http://investor.macrocure.com/annuals-proxies.cfm and through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

  The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available at the Investor Relations section of the Company’s website, at http://investor.macrocure.com/sec.cfm.  Those filings may also be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public at the SEC’s website, at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Petach Tikva, Israel December 16, 2015	By order of the Board of Directors: Tomer Kariv, Chairman of the Board of Directors